UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                       KREISLER MANUFACTURING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.125 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    500773106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Frederick W. Dreher, Esquire
                         Duane, Morris & Heckscher LLP
                             4200 One Liberty Place
                     Philadelphia, Pennsylvania 19103-7396
                                 (215) 979-1234
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 4, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500773106                                            Page 2 of 8 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

         Henry Partners, L.P.   23-2888396
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)
               --------
         (b)       X
               --------
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
NUMBER OF             7.       SOLE VOTING POWER
SHARES                         0 shares
BENEFICIALLY          ----------------------------------------------------------
OWNED BY              8.       SHARED VOTING POWER
EACH                           67,300 shares
REPORTING             ----------------------------------------------------------
PERSON                9.       SOLE DISPOSITIVE POWER
WITH                           0 shares
                      ----------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER
                               67,300 shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         67,300 shares
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)

         PN
--------------------------------------------------------------------------------

CUSIP No. 500773106                                            Page 3 of 8 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

         Henry Investment Trust, L.P.   23-2887157
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)
               --------
         (b)       X
               --------
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
NUMBER OF             7.       SOLE VOTING POWER
SHARES                         0 shares
BENEFICIALLY          ----------------------------------------------------------
OWNED BY              8.       SHARED VOTING POWER
EACH                           67,300 shares
REPORTING             ----------------------------------------------------------
PERSON                9.       SOLE DISPOSITIVE POWER
WITH                           0 shares
                      ----------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER
                               67,300 shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         67,300 shares
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)

         PN
--------------------------------------------------------------------------------

CUSIP No. 500773106                                            Page 4 of 8 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

         Canine Partners, LLC   25-1875422
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)
               --------
         (b)       X
               --------
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
NUMBER OF             7.       SOLE VOTING POWER
SHARES                         0 shares
BENEFICIALLY          ----------------------------------------------------------
OWNED BY              8.       SHARED VOTING POWER
EACH                           67,300 shares
REPORTING             ----------------------------------------------------------
PERSON                9.       SOLE DISPOSITIVE POWER
WITH                           0 shares
                      ----------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER
                               67,300 shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         67,300 shares
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP No. 500773106                                            Page 5 of 8 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

         David W. Wright
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a)
               --------
         (b)       X
               --------
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
NUMBER OF             7.       SOLE VOTING POWER
SHARES                         22,800 shares
BENEFICIALLY          ----------------------------------------------------------
OWNED BY              8.       SHARED VOTING POWER
EACH                           67,300 shares
REPORTING             ----------------------------------------------------------
PERSON                9.       SOLE DISPOSITIVE POWER
WITH                           22,800 shares
                      ----------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER
                               67,300 shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         90,100 shares
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP No. 500773106                                            Page 6 of 8 Pages


Item 1.  Security and Issuer.
------   -------------------

         This statement (the "Statement"), filed by Henry Partners, L.P. ("Henry"), Henry Investment Trust, L.P. ("HIT"), Canine Partners, LLC ("Canine") and David W. Wright ("Wright") (collectively, the "Reporting Persons"), relates to the common stock, par value $.125 per share (the "Common Stock"), of Kreisler Manufacturing Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5960 Central Avenue, Suite H, St. Petersburg, Florida 33707.

Item 2.  Identity and Background.
------   -----------------------

         No change from Schedule 13D filed with the Securities and Exchange Commission on November 27, 2000.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         Not applicable.

Item 4.  Purpose of Transaction.
------   ----------------------

         The Reporting Persons are filing this Amendment No. 1 to their Schedule 13D ("Amendment No. 1") to report the purchase and sale of shares of Common Stock of the Issuer. Effective October 4, 2001, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer.

Item 5.  Interest in Securities of Issuer.
------   --------------------------------

         (i) As of the date of this Statement, Henry beneficially owns 67,300 shares of Common Stock of the Issuer, which HIT, Canine and Wright may be deemed to beneficially own; constituting 3.4% of the Common Stock. In addition, as of the date of this Statement, Wright beneficially owns 22,800 shares of Common Stock of the Issuer. As such, in the aggregate, Wright may be deemed to beneficially own 90,100 shares of Common Stock of the Issuer; constituting 4.6% of the Common Stock. These percentages are based on the belief of the Reporting Persons that 1,966,047 shares of Common Stock of the Issuer were outstanding as of June 30, 2001, as set forth in the Issuer's most recent Form 10-KSB for the fiscal year ended June 30, 2001.

         (ii) Henry, HIT and Canine have shared voting and dispositive power with respect to 67,300 shares of the Issuer. Wright has sole voting and dispositive power with respect to 22,800 shares of the Issuer and shared voting and dispositive power with respect to such 67,300 shares of the Issuer, which represent the number of shares that may be deemed to be beneficially owned by Wright through his position as President of Canine.

CUSIP No. 500773106                                            Page 7 of 8 Pages


         (iii) During the past 60 days, Henry engaged in the following transactions in shares of the Issuer:


                                    Number of                 Price Per
            Date             Shares Purchased (Sold)            Share
            ----             -----------------------          ---------

           9/21/01                    2,000                     $5.08

           9/25/01                    1,400                     $5.04

          10/02/01                  (15,500)                    $7.0621

          10/04/01                  (31,600)                    $8.663

         Each of the above transactions were effected in the open market through the National Association of Securities Dealers, Inc. Automated Quotation System (Nasdaq). The Reporting Persons beneficially own no shares of the Issuer except as set forth herein.

         (iv) On October 4, 2001, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         No change from Schedule 13D filed with the Securities and Exchange Commission on November 27, 2000.

Item 7.  Materials to be Filed as Exhibits.
------   ---------------------------------

         None. No joint filing agreement has been established, and this Amendment No. 1 has been signed by each filing party.

CUSIP No. 500773106                                            Page 8 of 8 Pages


SIGNATURES:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                  HENRY PARTNERS, L.P. by its General Partner,
                                  HENRY INVESTMENT TRUST, L.P., by its
                                  General Partner, CANINE PARTNERS, LLC


Date:    October 9, 2001          By: /s/ David W. Wright
                                      ------------------------------------------
                                      David W. Wright, President


                                  HENRY INVESTMENT TRUST, L.P., by its
                                  General Partner, CANINE PARTNERS, LLC


Date:    October 9, 2001          By: /s/ David W. Wright
                                     -------------------------------------------
                                      David W. Wright, President

                                  CANINE PARTNERS, LLC


Date:    October 9, 2001          By:/s/ David W. Wright
                                     -------------------------------------------
                                      David W. Wright, President


Date:    October 9, 2001          /s/ David W. Wright
                                  ----------------------------------------------
                                  DAVID W. WRIGHT